EXHIBIT 99.3


                                  ANNOUNCEMENT


GERDAU S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) informs that the Gerdau Group reached an agreement with the Mayaguez Group and the Latin American Enterprise Steel Holding, majority shareholders of Diaco S.A., and with Siderurgica del Pacifico S.A. - Sidelpa to buy its shares. Diaco is the largest producer of steel and rebar in Colombia and Sidelpa is the only producer of specialty steel in that country.

The Mayaguez Group, which will remain as a shareholder of Diaco and Sidelpa for a period that could last up to eight years, has reached a strategic alliance with the Gerdau Group for the development of the steel business in Colombia.

Thanks to this alliance, Diaco, Sidelpa, and their affiliated companies will have access to technical assistance, state-of-the-art technology, distribution support and corporate practices with the purpose of achieving high performance rates in the production and commercialization of steel.

The acquisition of Diaco's and Sidelpa's shares will be effective once the regulatory agencies approve the de-listing of the shares of these companies, after all the requirements and procedures established by the Colombian Corporate Law for this matter are accomplished.

The Gerdau Group is the largest steel producer in the Americas and has 26 production plants located in Brazil, the United States, Canada, Chile, Argentina and Uruguay.


                      Rio de Janeiro, December 23rd, 2004.

                             Osvaldo Burgos Schirmer
                            Executive Vice-President
                         Director of Investor Relations